SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March 13, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

13 March 2023

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2010 AND 2020

On 9 March 2023, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010 and 2020.

i.     FINAL VESTING ON 9 MARCH 2023 OF 2020 EQUITY INCENTIVE PROGRAMME AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 9 March 2020. One third of the Shares vested on 9 March 2021, a further third vested on 9 March 2022 and the final third vested on 9 March 2023. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting of Equity Incentive Programme awards granted on 9 March 2020 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2023 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	12.161358	2,431 (of which 1,147 were sold and 1,284 retained)	N/A Single Transaction	24,788.24771 ordinary shares	0.00282%
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	12.161358	5,852 (of which 1,978 were sold and 3,874 retained)	N/A Single Transaction	105,081.37494 ordinary shares	0.01197%
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	12.161358	3,916 (of which 1,847 were sold and 2,069 retained)	N/A Single Transaction	49,202.99309 ordinary shares	0.00561%
Myra Eskes (President APAC and Global Service)	PDMR	12.161358	3,053 (of which 0 were sold and 3,053 retained)	N/A Single Transaction	30,586.36775 ordinary shares	0.00348%
Simon Fraser (President, AWM and Global Commercial Operations)	PDMR	12.161358	3,894 (of which 1,159 were sold and 2,735 retained)	N/A Single Transaction	30,486.86880 ordinary shares	0.00347%
Elga Lohler (Chief HR Officer)	PDMR	12.161358	5,230 (of which 2,065 were sold and 3,165 retained)	N/A Single Transaction	127,175.00000 ordinary shares	0.01449%
Vasant Padmanabhan (President Research & Development and ENT)	PDMR	12.161358	5,065 (of which 1,982 were sold and 3,083 retained)	N/A Single Transaction	84,289.00000 ordinary shares	0.00960%
Scott Schaffner (Executive Vice President and General Manager Sports Medicine)	PDMR	12.161358	3,118 (of which 928 were sold and 2,190 retained)	N/A Single Transaction	60,629.43173 ordinary shares	0.00691%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

ii.   PARTIAL VESTING ON 9 MARCH 2023 OF 2021 EQUITY INCENTIVE PROGRAMME AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 9 March 2021. One third of the Shares vested on 9 March 2022, a further third vested on 9 March 2023 and the final third will vest on 9 March 2024. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Equity Incentive Programme awards granted on 9 March 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2023 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	12.161358	3,006 (of which 1,418 were sold and 1,588 retained)	N/A Single Transaction	26,376.24771 ordinary shares	0.00301%
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	12.161358	6,860 (of which 2,317 were sold and 4,543 retained)	N/A Single Transaction	109,624.37494 ordinary shares	0.01249%
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	12.161358	5,501 (of which 2,595 were sold and 2,906 retained)	N/A Single Transaction	52,108.99309 ordinary shares	0.00594%
Myra Eskes (President APAC and Global Service)	PDMR	12.161358	5,985 (of which 0 were sold and 5,985 retained)	N/A Single Transaction	36,571.36775 ordinary shares	0.00417%
Simon Fraser (President, AWM and Global Commercial Operations)	PDMR	12.161358	4,973 (of which 1,480 were sold and 3,493 retained)	N/A Single Transaction	33,979.86880 ordinary shares	0.00387%
Elga Lohler (Chief HR Officer)	PDMR	12.161358	6,130 (of which 2,421 were sold and 3,709 retained)	N/A Single Transaction	130,884.00000 ordinary shares	0.01491%
Vasant Padmanabhan (President Research & Development and ENT)	PDMR	12.161358	5,083 (of which 1,990 were sold and 3,093 retained)	N/A Single Transaction	87,382.00000 ordinary shares	0.00996%
Scott Schaffner (Executive Vice President and General Manager Sports Medicine)	PDMR	12.161358	3,452 (of which 1,027 were sold and 2,425 retained)	N/A Single Transaction	63,054.43173 ordinary shares	0.00718%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

iii.  PARTIAL VESTING ON 9 MARCH 2023 OF 2022 DEFERRED BONUS SHARE PLAN AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 9 March 2022. One third of the Shares vested on 9 March 2023, a further third will vest on 9 March 2024 and the final third will vest on 9 March 2025. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of Deferred Bonus Share Plan awards granted on 9 March 2022 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2023 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	12.161358	1,717 (of which 810 were sold and 907 retained)	N/A Single Transaction	27,283.24771 ordinary shares	0.00311%
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	12.161358	6,229 (of which 2,105 were sold and 4,124 retained)	N/A Single Transaction	113,748.37494 ordinary shares	0.01296%
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	12.161358	2,815 (of which 1,328 were sold and 1,487 retained)	N/A Single Transaction	53,595.99309 ordinary shares	0.00611%
Myra Eskes (President APAC and Global Service)	PDMR	12.161358	4,058 (of which 0 were sold and 4,058 retained)	N/A Single Transaction	40,629.36775 ordinary shares	0.00463%
Simon Fraser (President, AWM and Global Commercial Operations)	PDMR	12.161358	6,041 (of which 1,797 were sold and 4,244 retained)	N/A Single Transaction	38,223.86880 ordinary shares	0.00436%
Mizanu Kebede (Chief Quality & Regulatory Officer)	PDMR	12.161358	712 (of which 269 were sold and 443 retained)	N/A Single Transaction	5,476.65944 ordinary shares	0.00062%
Elga Lohler (Chief HR Officer)	PDMR	12.161358	4,017 (of which 1,586 were sold and 2,431 retained)	N/A Single Transaction	133,315.00000 ordinary shares	0.01519%
Vasant Padmanabhan (President Research & Development and ENT)	PDMR	12.161358	3,250 (of which 1,272 were sold and 1,978 retained)	N/A Single Transaction	89,360.00000 ordinary shares	0.01018%
Scott Schaffner (Executive Vice President and General Manager Sports Medicine)	PDMR	12.161358	2,361 (of which 703 were sold and 1,658 retained)	N/A Single Transaction	64,712.43173 ordinary shares	0.00737%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

iv.  FINAL VESTING ON 9 MARCH 2023 OF SUPPLEMENTARY AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020 FOR THE 2020 PERFORMANCE SHARE PROGRAMME AWARDS:

The awards were granted under the Global Share Plan 2020 on 8 March 2021. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting on 9 March 2023 of Supplementary Awards granted under the Smith & Nephew Global Share Plan 2020 for the 2020 Performance Share Programme awards.
Date of Transaction	2023 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	12.161358	2,745 (of which 1,295 were sold and 1,450 retained)	N/A Single Transaction	28,733.24771 ordinary shares	0.00327%
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	12.161358	7,406 (of which 2,503 were sold and 4,903 retained)	N/A Single Transaction	118,651.37494 ordinary shares	0.01352%
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	12.161358	4,965 (of which 2,342 were sold and 2,623 retained)	N/A Single Transaction	56,218.99309 ordinary shares	0.00641%
Myra Eskes (President APAC and Global Service)	PDMR	12.161358	7,348 (of which 0 were sold and 7,348 retained)	N/A Single Transaction	47,977.36775 ordinary shares	0.00547%
Simon Fraser (President, AWM and Global Commercial Operations)	PDMR	12.161358	6,407 (of which 1,907 were sold and 4,500 retained)	N/A Single Transaction	42,723.86880 ordinary shares	0.00487%
Elga Lohler (Chief HR Officer)	PDMR	12.161358	6,618 (of which 2,614 were sold and 4,004 retained)	N/A Single Transaction	137,319.00000 ordinary shares	0.01565%
Vasant Padmanabhan (President Research & Development and ENT)	PDMR	12.161358	6,409 (of which 2,509 were sold and 3,900 retained)	N/A Single Transaction	93,260.00000 ordinary shares	0.01063%
Scott Schaffner (Executive Vice President and General Manager Sports Medicine)	PDMR	12.161358	3,731 (of which 1,111 were sold and 2,620 retained)	N/A Single Transaction	67,332.43173 ordinary shares	0.00767%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

v.   FINAL VESTING ON 9 MARCH 2023 OF CONDITIONAL SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 9 March 2020. One quarter of the shares vested on 9 March 2021, a further quarter vested on 9 March 2022 and the remainder vested on 9 March 2023. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting of a Conditional Share Award granted on 9 March 2020 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2023 - 03 - 09
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	12.161358	13,091 (of which 4,423 were sold and 8,668 retained)	N/A Single Transaction	127,319.37494 ordinary shares	0.01451%
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	12.161358	9,208 (of which 4,343 were sold and 4,865 retained)	N/A Single Transaction	61,083.99309 ordinary shares	0.00696%
Myra Eskes (President APAC and Global Service)	PDMR	12.161358	13,189 (of which 0 were sold and 13,189 retained)	N/A Single Transaction	61,166.36775 ordinary shares	0.00697%
Simon Fraser (President, AWM and Global Commercial Operations)	PDMR	12.161358	11,218 (of which 3,338 were sold and 7,880 retained)	N/A Single Transaction	50,603.86880 ordinary shares	0.00577%
Elga Lohler (Chief HR Officer)	PDMR	12.161358	11,699 (of which 4,620 were sold and 7,079 retained)	N/A Single Transaction	144,398.00000 ordinary shares	0.01645%
Vasant Padmanabhan (President Research & Development and ENT)	PDMR	12.161358	11,221 (of which 4,392 were sold and 6,829 retained)	N/A Single Transaction	100,089.00000 ordinary shares	0.01140%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

2.   AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020

On 9 March 2023, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 8 March 2023 of £12.09.

i.   DEFERRED BONUS PLAN AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020:

A portion of the annual bonus earned by the following PDMRs for performance during the year to 31 December 2022 has been deferred into a share award. These awards will normally vest in equal annual tranches over three years following the award date, subject to continued achievement of objectives and employment. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Deferred Bonus Plan awards granted on 9 March 2023 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2023 - 03 - 09
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	£12.09	5,004	N/A Single Transaction
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	£12.09	8,226	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	£12.09	5,670	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	£12.09	5,392	N/A Single Transaction
Myra Eskes (President APAC and Global Service)	PDMR	£12.09	18,282	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Officer)	PDMR	£12.09	5,798	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£12.09	8,485	N/A Single Transaction
Vasant Padmanabhan (President Research & Development and ENT)	PDMR	£12.09	6,902	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	£12.09	2,999	N/A Single Transaction
Scott Schaffner (Executive Vice President and General Manager Sports Medicine)	PDMR	£12.09	2,771	N/A Single Transaction

ii.  PERFORMANCE SHARE PROGRAMME 2023 AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

The Remuneration Committee has approved performance conditions attached to the vesting of these awards, which are detailed below. These awards will vest on 9 March 2026, subject to the achievement of the performance conditions which are measured over the period 1 January 2023 to 31 December 2025 as set out below.

The number of shares subject to the above awards are shown at target vesting. Should maximum vesting be achieved, participants will receive 2x the number of shares shown below. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to all individuals included in this section:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share Awards granted at target on 9 March 2023 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2023 - 03 - 09
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	£12.09	31,116	N/A Single Transaction
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	£12.09	106,204	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	£12.09	41,132	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	£12.09	33,530	N/A Single Transaction
Myra Eskes (President APAC and Global Service)	PDMR	£12.09	53,129	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Officer)	PDMR	£12.09	42,058	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£12.09	51,469	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Executive Director	£12.09	141,874	N/A Single Transaction
Anne-Françoise Nesmes (Chief Financial Officer)	Executive Director	£12.09	70,053	N/A Single Transaction
Vasant Padmanabhan (President Research & Development and ENT)	PDMR	£12.09	50,069	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	£12.09	9,191	N/A Single Transaction
Scott Schaffner (Executive Vice President and General Manager Sports Medicine)	PDMR	£12.09	73,676	N/A Single Transaction

As explained on page 138 of the 2022 Annual Report the performance conditions applying to these awards have been determined by the Remuneration Committee.

The awards made to the Executive Directors are subject to four equally weighted performance measures: Total Shareholder Return (TSR), Return on Invested Capital (ROIC), Global Revenue Growth and Cumulative Free Cash Flow. Page 138 of the 2022 Annual Report explains how TSR will be measured and defines the calculation of ROIC with reference to the methodology on page 136.

The awards are subject to TSR as follows. Details of the two equally weighted peer groups are defined on page 138 of the 2022 Annual Report.

	Award vesting as % of salary at date of grant
	Sector based peer group	FTSE100 peer group
Below the index	Nil	Nil
Equaling the index	8.6%	8.6%
8% above the index	34.4%	34.4%

Awards vest on a straight-line basis between these points. The maximum has been set significantly above target reflecting the maximum opportunity for outperformance.

The awards are subject to ROIC as follows:

Return on Invested Capital Year ended 31 December 2025	Award vesting as a % of salary
Below 8.5%	Nil
8.5%	17.2%
9.5%	34.4%
10.5%	68.8%

Awards vest on a straight-line basis between these points.

The awards are subject to Revenue Growth as follows:

Revenue Growth Three years ended 31 December 2025	Award vesting as a % of salary
Below Threshold	Nil
Threshold (-8% of target)	17.2%
Target - set by reference to our expectations	34.4%
Maximum or above (+8% of target)	68.8%

Awards vest on a straight-line basis between these points.

The awards are subject to Cumulative Free Cash Flow as follows:

Cumulative Free Cash Flow Three years ended 31 December 2025	Award vesting as a % of salary
Below Threshold	Nil
Threshold (-20% of target)	17.2%
Target - set by reference to our expectations	34.4%
Maximum or above (+10% of target)	68.8%

Awards vest on a straight-line basis between these points.

Revenue Growth and Cumulative Free Cash Flow targets for the three years ended 31 December 2025 for these awards, even though now determined, will not be disclosed until the 2025 Annual Report, when the Remuneration Committee will discuss performance against the targets. It is not possible to disclose precise targets at the time of grant to avoid giving commercially sensitive information to our competitors concerning our growth plans.

3.   AWARDS MADE UNDER THE DEFERRED SHARE BONUS PLAN

On 9 March 2023, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Deferred Share Bonus Plan. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 8 March 2023 of £12.09.

i. DEFERRED BONUS PLAN AWARDS GRANTED UNDER THE SMITH & NEPHEW DEFERRED SHARE BONUS PLAN:

A portion of the annual bonus earned by the following Executive Directors for performance during the year to 31 December 2022 has been deferred into a share award. These awards will vest on 9 March 2026 for the Executive Directors, subject to continued achievement of objectives and employment. The participants will be required to hold the shares after tax, for a further period of two years to 9 March 2028. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Deferred Bonus Plan awards granted on 9 March 2023 under the Smith & Nephew plc Deferred Share Bonus Plan.
Date of Transaction	2023 - 03 - 09
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)	Aggregated information
Deepak Nath (Chief Executive Officer)	Executive Director	£12.09	26,014	N/A Single Transaction
Anne-Françoise Nesmes (Chief Financial Officer)	Executive Director	£12.09	16,877	N/A Single Transaction

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 13, 2023

By: /s/ Helen Barraclough
-----------------
                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary